# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Montauk Renewables, Inc., CIK 0001826600
CUSIP: 61218C103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5313 Campbells Run Road, Suite 200, Pittsburgh, Pennsylvania (PA), 15205
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0002092344
Persons authorized to receive notices and communications: Adrian Steven Zetler, Aktiv Investment Management (Pty) Ltd, 19 Avenue Saint Bartholomew Fresnaye, Cape Town, Western Cape, South Africa (T3), 8005, 27798413465

## Reporting persons
- Aktiv Investment Management (Pty) Ltd (CIK 0002092344): type of reporting person: other (OO); citizenship or place of organization: South Africa (T3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 22,297,688; shared voting power 0; sole dispositive power 22,297,688; shared dispositive power 0; aggregate amount beneficially owned 22,297,688 (15.7% of the class)
  Comment: Aktiv Investment Management (Pty) Ltd is an investment manager organized under the laws of South Africa.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Montauk Renewables, Inc.
Address of issuer's principal executive offices: 5313 Campbells Run Road, Suite 200, Pittsburgh, Pennsylvania (PA), 15205
Comment: Security: Common Stock, par value $0.01 per share (CUSIP Number: 61218C103, ISIN: US61218C1036) (the "Shares").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Aktiv Investment Management (Pty) Ltd (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 19 Avenue Saint Bartholomew Fresnaye Cape Town, Western Cape, 8005.
Present principal occupation or employment: The Reporting Person is an investment manager organized under the laws of South Africa and offers among others portfolio management services to various clients and discretionary managed accounts. As of November 3, 2025, the Reporting Person has entered into an investment management agreement (the "Investment Management Agreement") with certain clients (collectively, the "Clients"), under which it has been granted full and exclusive voting and investment authority over 22,297,588 Shares held by the Clients.
Criminal convictions in the last five years: The Reporting Person is managed and controlled by Adrian Steven Zetler, who is the sole director/executive officer and the single shareholder of the Reporting Person (the "Additional Disclosed Person" and, together with the Reporting Person, the "Disclosed Parties"). During the past five years, none of the Disclosed Parties has been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Disclosed Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: South Africa

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 2, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

The Reporting Person is not acquiring any Shares that trigger the filing of this Schedule 13D. With the exception of 100 Shares already owned by the Reporting Person prior to November 3, 2025 (which were acquired by the Reporting Person using working capital for an aggregate purchase price of ZAR 4,036, equivalent to approximately USD 227), all of the Shares were acquired by and/or behalf of, the Reporting Person's Clients prior to the Investment Management Agreement becoming effective. This Schedule 13D filing was triggered, not by an acquisition of any Shares by the Reporting Person, but by the transfer of full and exclusive voting and investment authority over the Shares to the Reporting Person by virtue of the Investment Management Agreement.

Any transactions in the Issuer that occur after the filing of this Schedule 13D will be made on behalf of the Clients whom the Reporting Person serves. All funds will be client funds. The Reporting Person has not borrowed or leveraged any assets to facilitate past purchases of shares in the Issuer, nor will it do so for any purchases in the future.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person holds the Shares for investment purposes

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on public disclosures filed by the Issuer with the SEC, the Issuer currently has total of 142,256,617 shares of common stock outstanding. As of November 3, 2025, the Reporting Person has been granted, by virtue of the Investment Management Agreement, full and exclusive voting and investment authority over 22,297,588 Shares and is deemed to beneficially own in total an aggregate of 22,297,688 Shares, which represent approximately 15.7% of all of the Issuer's outstanding common stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole power to vote and dispose of an aggregate of 22,297,688 Shares, which represents approximately 15.7% of all of the Issuer's outstanding common stock.

To the extent that the Additional Disclosed Person could be deemed to share beneficial ownership of the securities beneficially owned by the Reporting Person, the Additional Disclosed Person fully disclaims beneficial ownership of such securities.
Transactions in the class effected during the past sixty days: As of November 10, 2025, during the past sixty days, neither the Disclosed Parties nor the Clients have purchased any Shares.
Other persons with the right to receive dividends or sale proceeds:
Items 2 and 6 are incorporated herein by reference. Under the Investment Management Agreement, the Reporting Person has been granted full and exclusive voting and investment authority over 22,297,588 Shares held by the Clients, who have the right to receive dividends from, and the proceeds from the sale of, the Shares. No Client is known by the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, more than 5% of the Shares.

To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is the beneficial owner of 22,297,588 Shares pursuant to the Investment Management Agreement, under which the Reporting Person has been granted full and exclusive voting and investment authority over the Shares.

Except as set forth herein, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A.

## Signatures
- Aktiv Investment Management (Pty) Ltd: /s/ Adrian Steven Zetler, Adrian Steven Zetler/Director (11/10/2025)